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                              January 11, 2021

       Robert Zummo
       Chairman and Chief Executive Officer
       Zummo Flight Technologies Corporation
       8311 East Via de Ventura, Suite 2082
       Scottsdale, AZ 85258

                                                        Re: Zummo Flight
Technologies Corporation
                                                            Amendment 1 to
Offering Statement on Form 1-A
                                                            Filed January 5,
2021
                                                            File No. 24-11347

       Dear Mr. Zummo:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Amendment No. 2 to Form 1-A filed January 5, 2021

       Audited Financial Statements for Period Ended December 31, 2019
       Note 7. Subsequent Events, page 45

   1. Your disclosure states that subsequent events were evaluated through August 31, 2020, the date on which
the financial statements were available to be issued.    Since it would
                                                        appear that the
financial statements were not available to be issued prior to the September
                                                        4, 2020 audit opinion
date, please revise such disclosure to match the date of the audit opinion. This comment
also applies to Note 6 of the interim financial statements on page
                                                        45 and to Note 7 of the
audited December 31, 2018 financial statements on page 46.
 Robert Zummo
FirstName  LastNameRobert
Zummo Flight   Technologies Zummo
                            Corporation
Comapany
January 11,NameZummo
            2021        Flight Technologies Corporation
January
Page 2 11, 2021 Page 2
FirstName LastName
Exhibits

2. We refer to Exhibit 1A-11 and note that the consent of Junaid Qazi, CPA is dated October
         5, 2020. In your next amendment, please include a currently dated
auditor   s consent.
         Please refer to Section 11(a)(i) in Item 17 of Form 1-A for guidance.
3. Please refer to Section 4.08 of Exhibit 1A-4, which states that "any disagreement or matter relating to this Agreement, the Shares, or the Platform, such disagreement or matter shall be exclusively submitted to the federal or state courts located in Maricopa County,
         Arizona." As currently written, it appears this provision could apply to claims arising under the Securities Act and the Exchange Act. As requested previously, revise the disclosure in the offering statement and this exhibit to make clear whether the provision applies to actions arising under the Securities Act or the Exchange Act. Section 27 of the
         Exchange Act creates exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. If the provision applies to Securities At claims, revise the disclosure to state that there is uncertainty regarding whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure this exhibit states this clearly and consistently.
        You may contact Dale Welcome at (202) 551-3865 or John Cash, Accounting Branch
Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Nicholas Antaki